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MAR 0 1 2019

Washington DC 413

SEC FILE NUMBER
8-49155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2018__ AND ENDING __12/31/2018__

            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Young & Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue, 4th Floor

(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Young 212-682-5555

                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & company, LLP

(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Peter Young__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Young & Partners LLC__ , as of __December 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__President__
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YOUNG & PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

YOUNG & PARTNERS LLC
(A Limited Liability Company)
DECEMBER 31, 2018

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Managing Member
Young & Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Young & Partners LLC (a limited liability company) as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Young & Partners LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Young & Partners LLC's management. Our responsibility is to express an opinion on Young & Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Young & Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Young & Partners LLC's auditor since 2006.
New York, New York
February 25, 2019

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

YOUNG & PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	384,072
Prepaid expenses and deposits		66,709
Marketable securities, at fair value		73,413
Fixed assets, net of accumulated depreciation of $246,602		3,996
TOTAL ASSETS	$	528,190

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	12,315
Deferred rent		1,397
Total liabilities		13,712
Members' equity		514,478
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	528,190

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

NOTE 1. **ORGANIZATION**

Young & Partners LLC (the "Company") was organized as a limited liability company under the laws of the state of Delaware in 1995 for the purpose of engaging in investment banking activities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

The financial statements have been prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America (US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

On January 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606.

The Company recognizes revenue as earned based on when performance obligations are met. Advisory fees are earned for providing general customer-related advice outside the private placement process. These fees are generally fixed in nature, being earned on a payment schedule as services are provided. Placement fees are earned on investment banking services provided by the Company. The Company records placement fees at the point in time when services for the transactions are completed under the terms of each engagement. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Management has determined that due to the nature of its business, related performance obligations and the transfer of control in services provided to customers, the adoption of ASC 606 has not affected the accounting of revenues earned from this revenue model. In addition, the adoption of ASC 606 did not have a material impact to the Company's financial condition, results of operations or cash flows.

YOUNG & PARTNERS LLC
(A Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fixed Assets

Fixed assets are recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years. Depreciation expense is $2,312 as of December 31, 2018.

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company files its income tax returns with the Internal Revenue Service, New York State and New York City. The Company also pays an annual franchise tax to the state of Delaware.

The Company is an unincorporated entity and is classified and treated as a partnership for federal and state income tax purposes. Each member is individually responsible for reporting income or loss based on such member's respective share of the Company's income and expenses as reported for income tax purposes. No provision for federal or state income taxes has been made since the Company is not subject to income tax. No provision for local income tax was made for the New York City Unincorporated Business Tax because none was owed.

The Company utilizes an asset and liability approach to financial accounting and reporting for income tax benefits and deferred liabilities. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company has New York City net operating loss carryforwards of approximately $1,158,840 which are available to reduce future taxable income. Such loss carryforwards expire as follows:

Year Ending December 31:	Amount
2033	$ 517,259
2034	170,035
2035	418,425
2036	53,121
Total	$ 1,158,840

The unrealized loss and net operating loss carryforwards give rise to a deferred tax asset of approximately $46,000. The Company has determined that a valuation allowance against such deferred tax asset is necessary.

4

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Fair Value Measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement*. Under that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial condition are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access.   These investments are exchange-traded equity securities.

Level 2. Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments. These investments would be comprised of certain private equity investments.

YOUNG & PARTNERS LLC
(A Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

New Accounting Pronouncements

FASB Accounting Standards Update (ASU) 2016-02, *Leases* (ASU 2016-02). In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. ASU No. 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense in the statements of earnings. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company evaluated the effect of the ASU and determined there is no material effect on member's equity, related disclosures, or on net capital as a result of the SEC's no action letter on this topic.

The FASB also issued ASU No. 2018-10, Codification Improvements to Topic 842 and ASU No. 2018-11, Leases: Targeted Improvements in July 2018. These updates provide narrow amendments to clarify how to apply certain aspects of the new leases standard and options regarding transition. This option will not require prior periods to be restated at the adoption date.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01), which changes the classification and measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value. In February 2018, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. Specifically, the amendments include clarifications related to: measurement elections, transition requirements, and adjustments associated with equity securities without readily determinable fair values; and fair value measurement requirements for forward contracts and purchased options on equity securities. This new guidance is effective for years beginning after December 15, 2017. The adoption of ASU 2016-01 did not have a material impact as the Company recorded its marketable securities at fair value.

Subsequent Events
The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 3.   **NET CAPITAL REQUIREMENT**

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2018, the Company's net capital was $370,360 which was in excess of its minimum requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 3.70% at December 31, 2018.

NOTE 4.   **COMMITMENTS**

The Company leases its office premises under an operating lease expiring on January 31, 2019. Rent expense during 2018 amounted to $212,707. The future minimum rental payments required under this lease as of December 31, 2018, are summarized below:

Year Ending December 31:	Amount
2019	$ 21,000
Total	$ 21,000

The total amount of rent under the operating lease is reflected in operations on the straight-line method over the remaining term of the lease. The difference between rental expense recorded and the amount of rent actually paid is reflected in the accompanying statement of financial condition as "Deferred rent."

NOTE 5.   **SIGNIFICANT AREAS OF BUSINESS**

During 2018, the Company earned a significant portion of its fees from customers in the chemical and life sciences industries.

NOTE 6.   **SIGNIFICANT CUSTOMERS**

Fee income from three customers accounted for 78% of fee revenues in 2018.

NOTE 7.   **CONCENTRATION OF CREDIT RISK**

The Company maintains its cash accounts at one commercial bank in amounts that at times may exceed the federal insurance limit.

NOTE 8.   **FAIR VALUE MEASUREMENTS**

Assets and liabilities measured at fair value are based on one or more of three valuation techniques identified in the table below. The valuation techniques are as follows:

(a)   Market approach. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b)   Cost approach. Amount that would be required to replace the service capacity of an asset (replacement cost);

(c)   Income approach. Techniques to convert future amounts to a single present

NOTE 8. **FAIR VALUE MEASUREMENTS (CONTINUED)**

amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

At December 31, 2018, the Company's securities owned were categorized in Level 1 of the fair value hierarchy, as follows:

Description	Level 1	Level 2	Level 3	Total	Valuation Technique
Marketable securities, at fair value	$73,413	$ -	$ -	$73,413	(a)

There were no transfers between any level during the year.